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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

Form 10-KSB
For Period Ended 12/31/98              SEC FILE NUMBER
                                       0-12969

PART I

Full Name of Registrant
TOUCHSTONE SOFTWARE CORPORATION

Address of Principal Executive Office (Street and Number)
2124 MAIN STREET

City, State and Zip Code
HUNTINGTON BEACH, CA 92648


PART II - RULES 12b-25(b) AND (c)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

The subject annual report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date.


PART III - NARRATIVE

During the first three months of the Company's 1999 fiscal year, it consummated the acquisition of Unicore Software, Inc. As a part of the acquisition process, the Company has changed its management team, initiated the consolidation of two companies and begun the process of moving its operations from California to Massachusetts. These activities have caused a strain on the Company's ability to expeditiously gather the information to include in the Form 10-KSB.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Calvin Leong      (714) 374-0192

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
                                                           [X] Yes    [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           [_] Yes    [X]  No
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                        TOUCHSTONE SOFTWARE CORPORATION
                        -------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 31, 1999             By:  /s/  Greg T. Wookey
                                            Greg T. Wookey
                                            Acting Chief Financial Officer